Exhibit 12.1

STATEMENT REGARDING THE COMPUTATION OF RATIOS

Our earnings are inadequate to cover combined fixed charges and preference dividends. The following table sets forth the dollar amount of the deficiency (in thousands) to cover fixed charges for the periods indicated.

	Nine Months Ended September 30,	Year Ended December 31,
	2018	2017	2016	2015
EARNINGS:
Net loss before provision for income taxes	$(20,172)	$(17,786)	$(21,846)	$(22,971)
Plus fixed charges	1,489	2,027	2,483	2,892

Earnings as defined	$(18,638)	$(15,759)	$(19,363)	$(20,079)
FIXED CHARGES:
Interest expense	$1,489	$2,027	$2,483	$2,892

Total fixed charges	$1,489	$2,027	$2,483	$2,892
RATIO OF EARNINGS TO FIXED CHARGES	N/A	N/A	N/A	N/A

Earnings were insufficient to cover fixed charges by $20.2 million for the nine months ended September 30, 2018, $17.8 million in 2017, $21.8 million in 2016, and $23.0 million in 2015.

For the periods indicated above, we had no outstanding shares of preferred stock with required dividend payments. Therefore, the ratios of earnings to combined fixed charges and preferred stock dividends are identical to the ratios presented in the tables above.